Filed pursuant to Rule 433

Registration Statements Nos. 333-261817 and 333-261817-01

Relating to Preliminary Prospectus Supplement dated June 26, 2023

U.S.$1,250,000,000 6.500% Global Notes Due 2033
Pricing Term Sheet

A preliminary prospectus supplement of Petrobras Global Finance B.V. is available from the SEC’s website at www.sec.gov.

Issuer:	Petrobras Global Finance B.V. (“PGF”)

Guarantor:	Unconditionally and irrevocably guaranteed by Petróleo Brasileiro S.A. – Petrobras

Form:	Senior Unsecured Notes

Offering Format:	SEC-Registered

Currency:	U.S. Dollars

Principal Amount:	U.S.$1,250,000,000

Maturity Date:	July 3, 2033

Coupon Rate:	6.500%

Interest Basis:	Payable semi-annually in arrears

Day Count:	30/360

Interest Payment Dates:	January 3 and July 3

First Interest Payment Date:	January 3, 2024

Gross Proceeds:	U.S.$1,238,700,000

Issue Price:	99.096%

Yield to Investors:	6.625%

Make-Whole Optional Redemption:	Prior to April 3, 2033, call at UST +45 bps

Optional Par Redemption:	On and after April 3, 2033, call at 100.000%

Tax Redemption:	Call at 100.000%

Pricing Date:	June 26, 2023

Settlement Date*:	July 3, 2023 (T+5)

Listing:	PGF intends to apply to have the Notes approved for listing on the New York Stock Exchange.

Denominations:	U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof

CUSIP:	71647N BK4

ISIN:	US71647NBK46

Joint Bookrunners:	Banco BTG Pactual S.A. – Cayman Branch
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
Itau BBA USA Securities, Inc.
MUFG Securities Americas Inc.
Santander US Capital Markets LLC
Scotia Capital (USA) Inc.
UBS Securities LLC

*We expect to deliver the Notes against payment for the Notes on or about July 3, 2023, which will be the fifth business day following the date of the prospectus supplement (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is two business days prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Banco Banco BTG Pactual S.A. – Cayman Branch collect at +1 (212) 293-4600, Citigroup Global Markets Inc. toll-free at +1 (800) 831-9146, Goldman Sachs & Co. LLC collect at +1 (212) 902-6351 or toll-free (U.S. only) at +1 (800) 828-3182, Itau BBA USA Securities, Inc. collect at +1 (212) 710-6749 or toll-free (U.S. only) at +1 (888) 770-4828, , MUFG Securities Americas Inc. toll-free (U.S. only) at +1 (877) 649-6848, Santander US Capital Markets LLC toll-free at +1 (855) 403-3636, Scotia Capital (USA) Inc. toll-free (U.S. only) at +1 (800) 372-3930, and UBS Securities LLC toll-free (U.S. only) at +1 (888) 827-7275.

No key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

No key information document required by Regulation (EU) No 1286/2014 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

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